Exhibit 99.1

FOR:        TARGET LOGISTICS, INC.
CONTACT:    Stuart Hettleman
            (410) 332-1598

KCSA        Joseph A. Mansi or Garth Russell
CONTACT:    (212)896-1205 / (212) 896-1250
            jmansi@kcsa.com / grussell@kcsa.com

                         FOR IMMEDIATE RELEASE

         Target Logistics, Inc. Reports Record Third Quarter Earnings 233% Increase In Net Income For First Nine Months of Fiscal Year 2005


BALTIMORE, April 28, 2005 - Target Logistics, Inc. (OTC BB: TARG) announced today results for the third fiscal quarter and nine months ended March 31, 2005.

Operating revenues for the third fiscal quarter ended March 31, 2005 were $31,394,399, compared with operating revenues of $31,257,287 reported in the third fiscal quarter 2004. The Company reported a 130% increase in net income for the third fiscal quarter of $264,894, or $0.01 per diluted share, compared with a net income of $114,981, or $0.01 per diluted share reported for the third fiscal quarter of 2004.

For the fiscal nine-month period ended March 31, 2005, operating revenues were $101,654,195, an increase of 9.4% compared with operating revenues of $92,879,365 reported for the same period in fiscal 2004. Net income for the nine months ended March 31, 2005 was $1,055,858, or $0.05 per diluted share, an increase of 233% compared with a net income of $317,244, or $0.02 per diluted share for the nine-month period ended March 31, 2004.

On March 15th, Target Logistics announced the completed acquisition of Air Cargo International and Domestic, a privately held third party logistics provider of freight forwarding services based in New Jersey with the majority of its business in the Newark, NJ and Dallas, TX areas. The Company plans to fully integrate the operations of ACI into its wholly owned subsidiary, Target Logistic Services, Inc. (TLSI) by the beginning of FYE 2006, which starts on July 1, 2005. The Company expects the acquisition to contribute to revenues approximately $16 million for FYE 2006.

"This has been a record third quarter for Target Logistics and our 10th consecutive profitable quarter. We are currently operating ahead of our previously announced net income guidance of an 80% - 120% increase for fiscal 2005, and are within our previously announced revenue guidance of a 9% - 11% increase," stated Stuart Hettleman, President and Chief Executive Officer. "Target Logistics continues to grow both organically by increasing our sales force and through our acquisition strategy. Air Cargo International and Domestic, Inc. is our fourth completed acquisition since 2001. We are continually looking for future accretive acquisitions that meet our guidelines and which can easily be merged into our current business structure. Target has maintained a strong balance sheet and with over $12.5 million in cash and credit availability is well positioned to support future internal growth and acquisitions."

             About Target Logistics, Inc.

Target Logistics, Inc. provides domestic and international time definite freight forwarding and logistics services through its wholly owned subsidiary, Target Logistic Services, Inc. Its freight forwarding services include arranging for the total transport of customers' freight, including providing door to door service, distributions and reverse logistics. Target has a network of offices in 33 cities throughout the United States and a worldwide agent network with coverage in over 70 countries. The Company is non-asset intensive and focuses on shipments over 50 pounds, with an average shipment size of 1,100 pounds. Target also specializes in several niche and specialty markets. Visit our website: www.targetlogistics.com.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

This release and prior releases are available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

                                 (Tables Follow)

                             Target Logistics, Inc.
                      Consolidated Statements of Operations
                                   (unaudited)

                                                                 Three months ended                 Nine months ended
                                                                      March 31,                         March 31,
                                                                2005             2004            2005             2004
Operating revenues                                         $  31,394,399    $  31,257,287    $ 101,654,195    $  92,879,365
Cost of transportation                                        21,010,858       21,244,830       69,224,605       62,157,964
                                                           -------------    -------------    -------------    -------------
      Gross profit                                            10,383,541       10,012,457       32,429,590       30,721,401

Selling, general and administrative expenses ("SG&A"):
Target subsidiary (exclusive forwarder commissions)            3,692,913        3,579,114       11,963,888       12,150,906
SG&A - Target subsidiary                                       5,840,371        5,736,614       17,308,705       16,770,191
SG&A - Corporate                                                 269,478          257,182          827,390          596,621
Depreciation and amortization                                    109,463          111,357          335,652          321,342
                                                                                             -------------    -------------
      Selling, general and administrative expenses             9,912,225        9,684,267       30,435,635       29,839,060

Operating income                                                 471,316          328,190        1,993,955          882,341

Other income (expense):
      Interest (expense)                                         (10,954)         (96,323)         (63,807)        (278,739)

Income before taxes                                              460,362          231,867        1,930,148          603,602
      Provision for income taxes                                 195,468          116,886          874,290          286,358
                                                                                             -------------    -------------
Net income                                                 $     264,894    $     114,981    $   1,055,858    $     317,244
                                                                                             =============    =============

Net Income per share attributable to common shareholders
      Basic                                                $        0.01    $        0.01    $        0.05    $        0.01
                                                           =============    =============    =============    =============
      Diluted                                              $        0.01    $        0.01    $        0.05    $        0.02
                                                           =============    =============    =============    =============

Weighted average shares outstanding:
      Basic                                                   15,834,445       12,179,002       15,829,632       12,179,002
                                                           =============    =============    =============    =============
      Diluted                                                 21,510,082       16,907,192       21,489,936       18,260,760
                                                           =============    =============    =============    =============

                             Target Logistics, Inc.
                           Selected Balance Sheet Data

                                       March 31,        June 30,
                                         2005             2004
                                     -----------      -----------

      Cash and Cash Equivalents      $ 5,821,202      $ 5,896,878

      Total Current Assets           $26,177,320      $27,897,173

      Total Assets                   $40,188,781      $41,175,586

      Current Liabilities            $21,396,304      $23,282,467

      Long Term Indebtedness         $    38,082      $    74,950

      Working Capital                $ 4,781,016      $ 4,614,706

      Shareholders' Equity           $18,754,395      $17,818,169

      Credit Line Availability       $ 6,792,341      $ 5,151,829


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